ALSTON&BIRD LLP

TO:	Richard Pfordte Kevin Rupert

FROM:	Margaret A. Sheehan

DATE:	January 2, 2009

RE:	National Retail Fund II 1933 Act File No. 333-150170 1940 Act File No. 811-22198 National Retail Fund III 1933 Act File No. 333-150171 1940 Act File No. 811-22199 (collectively, the “Funds”)

This memorandum is provided in response to my conversation with you on December 31, 2008 and supplements our memoranda dated September 19, 2008, October 9, 2008, October 22, 2008, November 11, 2008, December 3, 2008, December 19, 2008 and December 29, 2008.

You had asked us to consider the estimate of consumer note delinquency rates reflected in the Funds’ fee table.  Based on further review of Federal Reserve data and given the current economic environment, we have doubled the delinquency projections for the Funds to 4% of the consumer note portfolio. The Federal Reserve data shows that delinquency and default in consumer debt across all credit risk categories has been on the rise and may not decrease in the immediate future. Although the Funds will only invest in prime consumer notes, the Funds’ adviser believes that it is prudent to double the delinquency rate projections previously provided and consequently double the collections related costs from 0.2% to 0.4%. We represent and covenant that we will revise the fee table, corresponding footnotes and example accordingly in the Funds’ final forms of prospectus to be filed pursuant to Rule 497(c) under the Securities Act of 1933, as amended, as shown below.

SUMMARY OF FUND EXPENSES

The following table is intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund. Because the Fund does not yet have an operating history, “Other Expenses” is based on estimated fees, expenses and net assets for the Fund’s fiscal year. The Fee Table reflects all fees and costs, direct and indirect, associated with an investment in the Fund.

The Fund

Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of offering price) ................................   0.00%
Sales Load Imposed on Reinvested Dividends .................................................   None
Early Withdrawal Fee1 (as a percentage of amount repurchased, if applicable)  2.00%
Exchange Fee………………………………………………………………….   None

Percentage of  Net Assets

Attributable to Common

Annual Expenses                                                                                                    Shares

Management Fee ...............................................................................................   0.30%
Shareholder Servicing and Distribution Fees……  ……………...                       0.25%
Other Expenses2  .................................................................................................  1.80%

Acquired Fund Fees and Expenses 3..................................................................... 0.02%

Loan Servicing Fees4  …………………………………………………………    1.00%

Total Annual Expenses .................................................................................         3.37%

Less Advisory Fee Waivers5.........................................................................         (0.20)%

Net Expenses ................................................................................................         3.17%

1.  The Fund charges a fee of 2.00% on repurchases of shares held for less than one year (365 days). This fee will not apply to shares involuntarily redeemed.  You will be charged a $10.00 fee for repurchases by wire and you will be assessed fees for returned checks.

2. “Other Expenses” include transfer agent fees, custodial expenses, accounting, administrative, Chief Compliance Officer fees and legal fees and other direct servicing fees, as well as any indirect costs, including, for example, collection costs for delinquent loans. Where loans purchased by the Fund become delinquent, the Fund may engage unaffiliated third parties to collect on those loans.  Any amount recovered for the Fund by third party collection agencies will be net of their fees for performing this service.   These fees will be considered an indirect cost of the Fund.  See “PRINCIPAL RISKS - Borrower Risk,” below. The Fund expects that the total collection costs associated with the Fund will be approximately 0.4%. Based on the current economic environment and data obtained from the Federal Reserve indicating that consumer debt delinquency rates across all credit risk categories are rising, the Fund’s Adviser expects a delinquency rate of 4% of the total consumer note portfolio in the first year of Fund operations. Although the Fund will only invest in prime consumer notes, the rising delinquency rate across all credit risk categories shows no sign of decreasing in the immediate future; therefore, the Adviser believes that a 4% delinquency rate projection is appropriate. Collection fees are contingency based; that is, the Fund will only pay collection fees if and to the extent a collection agency collects on a delinquent loan. On a per loan basis, the collection costs will vary based on the specific collection agency and based on how long the loan has been delinquent. The Fund estimates that the cost to collect on loans that are 30 – 90 days past due is 15% of the collected amount and 30% of the collected amount if the loans are 90 or more days past due. For example, if a $1,000 loan that is 60 days past due is collected upon, the third party collection provider will charge $150 and the net amount paid back to the Fund will be $850.

3.  Acquired (Underlying) Fund Fees and Expenses are the indirect costs of investing in other pooled investment vehicles such as mutual funds.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial statements (or the financial highlights in this Prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in the Underlying Funds. Excluding the indirect costs of investing in Acquired Funds, Net Annual Fund Operating Expenses for the Fund would be 2.95%.

4. The notes that the Fund purchases will include a servicing component and consequently, the Fund will need to retain loan servicing companies. The loan servicing company will typically be an affiliate of the entity originating the loan.  The loan servicing company’s responsibilities include managing the ongoing interaction with the borrower on behalf of the Fund.  These services include answering borrower questions, sending monthly statements to the borrower, and tracking borrower information such as phone numbers and new mailing addresses.  The Adviser expects that the companies servicing the notes will receive servicing fees at an annual rate of 1.0% of the outstanding principal balance of the consumer notes. This fee is typically negotiated with the loan originator at the time of sale of the notes.  The performance of the Fund will be reported net of the servicing fees.

5. The Adviser has contractually agreed to reduce its advisory fee, at least until the end of the Fund’s first year of operations, to ensure that the advisory fee will not exceed 0.10% of the Fund’s average daily net assets. There will be no recoupment or subsequent reimbursement of reduced fees to the Adviser.

The following example is intended to help you understand the cost of investing in the Fund.   The Example assumes that (1) you invest $1,000 in the Fund; (2) your investment has a 5% return each year; (3) certain operating expenses increase by 0.20% after year 1*; and (4) all income dividends and capital gains distributions are reinvested in additional shares.

	1 Year	3 Years
Did Not Sell Your Shares	$32	$101
Repurchased Shares Within the First Year	$52	$101

*

The Adviser has contractually agreed to reduce its advisory fee, at least until the end of the Fund’s first year of operations, to ensure that the advisory fee will not exceed 0.10% of the Fund’s average daily net assets. .

I hope this information is responsive to your request.  Have a happy new year.

MAS:js

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